Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

ENROLLMENT QUESTIONS

What is PremierNotesSM?

The notes are direct investments in new debt obligations of Duke Energy. Under the program, Duke Energy borrows directly from investors by issuing notes. In return, investors receive a competitive floating rate of interest that is very favorable compared to other cash alternatives like bank accounts, short term CDs and money market mutual funds.

Who may invest in PremierNotes?

In order to be an eligible investor, you must be a citizen of the United States, a corporation or partnership incorporated or established in or under the laws of the United States, or a trust or an estate treated as a United States person under Section 7701 of the Internal Revenue Code. You may invest individually or jointly with another eligible person. We also offer custodial arrangements for minors. See the Prospectus and Application Form for further details.

How do I enroll in PremierNotes?

You can download enrollment materials at our website, www.duke-energy.com/premiernotes. Or call us at 800-659-DUKE(3853) to request an enrollment kit. Our service agents are available from 8:30 a.m. to 5 p.m. ET, Monday through Friday, except holidays.

What is the minimum amount I can invest and how do I make my initial investment in PremierNotes?

After completing the Application Form you must send a personal or corporate check for a minimum of $1,000. Starter checks, bank checks, credit card checks, cashier checks, traveler’s checks, money orders and third-party checks will not be accepted for your initial investment. If you are a Duke Energy employee or retiree investing through the Duke Energy Employee or Duke Energy Retiree Investment option, then the initial investment may be $100 or more per month until the minimum required balance of $1,000 is attained. Subsequent investments must be at least $50. Please review the Application Form and Prospectus for additional details.

What is the maximum amount that can be invested?

The maximum investment for any one investor is $250,000.

How do I set up an electronic funds transfer?

You can set up an electronic funds transfer (ETF) by completing the appropriate sections of the Application Form and including a voided blank check. See the Application Form for more details. For your convenience we recommend you establish this feature when you enroll in PremierNotes.

How are interest rates determined?

PremierNotes pays a competitive floating rate of interest that is determined at the direction of the Duke Energy PremierNotes Committee on a weekly basis, and any rate changes become effective the following Monday. The interest rate also increases when you invest more. See our website for information about our current interest rates.

When is interest compounded and posted to my PremierNotes investment?

Interest is compounded daily and posted to your investment monthly. See the Prospectus for more information.

Is PremierNotes insured by the FDIC?

No, the notes are not equivalent to a deposit or other bank account, and are not subject to the protection of Federal Deposit Insurance Corporation (FDIC) regulation or insurance, or any other insurance. The notes are direct investments in new debt obligations of Duke Energy. See additional risks outlined in the Prospectus. You should consider these risks and determine if investing in PremierNotes is an acceptable investment after considering your financial resources and investment objectives.

How does PremierNotes differ from a money market fund?

PremierNotes is not a money market fund. The notes are not subject to regulation under the Investment Act of 1940, as amended. The notes are direct investments in new debt obligations of Duke Energy. See additional risks outlined in the Prospectus.

Are PremierNotes investments taxable?

Yes. Interest earned on your Duke Energy PremierNotes investment will constitute income to you and is taxable in the year that it is paid. Interest income is subject to federal and applicable state and local taxes. Consult your tax advisor for additional information.

Are there check-writing fees?

We do not charge any fees for writing checks for $250 or more. There are also no administrative or maintenance fees and your checkbooks are free. PremierNotes does charge investors a $10 fee for checks written under $250, and fees do apply if you overdraft your investment. See the Prospectus for more details on fees.

Are the notes transferable?

No, PremierNotes investments are not transferable.

Where can I get a Prospectus, most-recent Pricing Supplement or Form 10-K?

You can download these materials at www.duke-energy.com/premiernotes or request them by calling 800-659-DUKE (3853). Our service agents are available from 8:30 a.m. to 5 p.m. ET, Monday through Friday, except holidays.

DUKE ENERGY EMPLOYEES ONLY

A special arrangement to start your PremierNotesSM investment is available to employees of Duke Energy Corporation. You may fund your initial investment by investing $100 or more per month through the Payroll Directed Investment or the Automatic Investment option until you meet the $1,000 minimum balance. See the Application Form for more details.

DUKE ENERGY RETIREES ONLY

A special arrangement to start your PremierNotesSM investment is available to former employees of Duke Energy Corporation who have received or are eligible to receive a retirement benefit. You may fund you initial investment by investing $100 or more per month through the Automatic Investment option until you meet the $1,000 minimum balance. See the Application Form for more details, or contact us with additional questions about the Automatic Investment option.

I currently receive a monthly pension benefit from Duke Energy. Can I direct funds out of my benefit payment into my PremierNotes investment?

No. Retirees can contribute to PremierNotes via the Automatic Investment, Check Investment, Wire Transfer Investment or the Directed Investment options. Please visit www.duke-energy.com/premiernotes or call us at 800-659-DUKE(3853) for more information.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).